ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

August 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Mitchell Austin, Staff Attorney

Re:                Greenseer Holdings Corp.

Draft Registration Statement on Form S-1

Submitted August 8, 2019

CIK No. 0001783317

Ladies and Gentlemen:

On behalf of Greenseer Holdings Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects revisions to the above-referenced draft Registration Statement confidentially submitted to the Commission on August 8, 2019 (the “Draft Registration Statement”). The Amended Draft Registration Statement has been revised in response to the comment letter addressed to the Company dated September 4, 2019 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) copies of the Amended Draft Registration Statement, which have been marked to indicate the changes from the Draft Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated September 4, 2019 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amended Draft Registration Statement.

Securities and Exchange Commission	- 2 -	August 17, 2020

Draft Registration Statement on Form S-1

Cover Page

1.    You disclose that you have two classes of common stock, each of which is entitled to one vote per share, and that you will be a controlled company following this offering. Please revise the cover page to briefly identify your controlling shareholders and their post-offering voting power. Additionally, revise to briefly describe the effects of the Up-C structure, including that you will use the net proceeds from this offering to acquire LLC units and become the managing member of Foundation Technology Worldwide LLC, the economic interest and voting interest of you and the continuing LLC owners in Foundation Technology Worldwide LLC and the ability of the continuing LLC owners to exchange their LLC units and Class B common stock for Class A common stock.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to include the requested disclosure.

Prospectus Summary

Overview, page 1

2.    You disclose that your activation-to-pay ratio for your anti-malware product increased 88% from the first quarter of the combined year 2017 to the first quarter of fiscal 2019. Please define this metric and explain when the product is considered to be activated. Clarify whether this measure is the same as the trial to pay conversion measure that you reference in the Management’s Discussion and Analysis section.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Draft Registration Statement to remove reference to any activation-to-pay ratio.

Summary of the Reorganization Transactions and Our Structure, page 8

3.    You disclose that you will have a minority economic interest in Foundation Technology Worldwide LLC. Please revise to disclose this economic interest percentage and to explain that the purchasers in this offering will indirectly have a minority economic interest in Foundation Technology Worldwide LLC. In addition, explain and disclose the specific rights, privileges, form and nature of both your minority economic interest and your sole role as managing member in and of Foundation Technology Worldwide LLC.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9-11 of the Amended Draft Registration Statement.

Securities and Exchange Commission	- 3 -	August 17, 2020

4.    You disclose that this offering is being conducted through an Up-C structure and you identify certain potential benefits to existing owners. Please revise here or elsewhere to summarize the implications of this structure for purchasers in this offering.

Response to Comment 4:

The Company has revised the Amended Draft Registration Statement to summarize the implications of the Up-C structure. Please see pages 9-11 of the Amended Draft Registration Statement.

5.    Please revise to include a diagram of your organizational structure immediately following the reorganization transactions and the completion of this offering.

Response to Comment 5:

The Company has revised the disclosure on page 12 of the Amended Draft Registration Statement to include a diagram showing its organizational structure immediately following the reorganization transactions and the completion of the offering.

6.    You define continuing LLC owners as the existing holders of LLC units of Foundation Technology Worldwide LLC. Please clarify, if true, that this defined term includes Intel, your Sponsors, other investors and certain employees and directors.

Response to Comment 6:

The Company has revised the disclosure on page 9 of the Amended Draft Registration Statement to clarify that the term “Continuing LLC Owners” includes Intel, the Sponsors and certain co-investors. The Company has further revised the disclosure throughout the Amended Draft Registration Statement to include the term “Management Owners” where applicable, which refers to members of management who hold management incentive units of Foundation Technology Worldwide LCC (“MIUs”) as well as members of management who elect to exchange their MIUs for Class A common stock.

Risk Factors

We rely significantly on third-party partners..., page 31

7.    You disclose here that your three largest channel partners accounted for over 10% of your revenue in recent periods. Please revise your business section or elsewhere to describe the material terms of your agreements with these named channel partners.

Response to Comment 7:

The Company has revised the disclosure on page 30 of the Amended Draft Registration Statement to disclose the material terms of the agreements with our named channel partners.

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We have identified a material weakness…, page 55

8.    We note that you have implemented a plan to remediate the material weakness you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Response to Comment 8:

The Company has revised the disclosure on pages 65-66 of the Amended Draft Registration Statement to provide additional disclosure regarding the nature of the Company’s remediation efforts with respect to the material weakness identified in its internal control over financial reporting. The Company further advises the Staff that management concluded that the material weakness had been remediated as of the end of the first quarter of fiscal 2020, and the costs incurred in connection with the implementation of the Company’s remediation plan were not material.

The Reorganization Transactions, page 64

9.    Please revise to provide a discussion of the basis for consolidating Foundation Technology Worldwide LLC pursuant to ASC 810-10-25. In this regard, address whether there are any provisions present in the New LLC Agreement that would preclude consolidation by you pursuant to ASC 810-10-25-2 or otherwise.

Response to Comment 9:

The Company respectfully advises the Staff that the terms of certain documentation governing the Reorganization Transactions have not yet been finalized. However, for purposes of conducting a preliminary analysis at to whether the financial results of Foundation Technology Worldwide LLC should be consolidated, the Company has reviewed the guidance set forth in ASC 810-10. ASC 810-10 contains guidance on the accounting treatment of variable interest entities. In general, ASC 810-10 requires a company that holds variable interests in a variable interest entity to consolidate the results of the variable interest entity if the company is the primary beneficiary of the variable interest entity. To perform the analysis required by ASC 810-10-25, the Company reviewed, among other things, the expected terms of each of the documents that will be used to effect the Restructuring Transactions and create the “Up-C” structure (which will occur in connection with the offering). Such documents include the Tax Receivable Agreement, the Amended and Restated Limited Liability Company Agreement of Foundation Technology Worldwide LLC (the “New LLC Agreement”), and the Amended and Restated Certificate of Incorporation of Greenseer Holdings Corp., in each case as currently described in

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the Amended Draft Registration Statement. Based on that analysis, which assumed the final terms of such documents do not differ materially from what is currently expected, the Company reached a preliminary conclusion that, upon consummation of the Reorganization Transactions, as the sole managing member of Foundation Technology Worldwide LLC having the sole voting interest, and a minority, but significant, economic interest, in Foundation Technology Worldwide LLC, Greenseer Holdings Corp. will have each of (a) the power, in its capacity as the sole managing member, to direct the activities of Foundation Technology Worldwide LLC that most significantly impact the economic performance of Foundation Technology Worldwide LLC, (b) the obligation to absorb losses of Foundation Technology Worldwide LLC that potentially could be significant, and (c) the right to receive benefits from Foundation Technology Worldwide LLC, including distributions, that potentially could be significant. The expected terms of the documents relating to the Reorganization Transaction will not grant rights to non-controlling unitholders of Foundation Technology Worldwide LLC that would restrict Greenseer Holdings Corp.’s power to control the operations of assets of Foundation Technology Worldwide LLC or that would otherwise preclude the foregoing conclusion. As such, the Company expects that upon consummation of the Reorganization Transactions, Greenseer Holdings Corp. will hold variable interests in Foundation Technology Worldwide LLC, for whom it will be the primary beneficiary, and therefore will be required to consolidate the results of operations of Foundation Technology Worldwide LLC. The Company will conduct a final confirmatory ASC 810-10 consolidation analysis once the terms of each of the documents relating to the Reorganization Transactions have been finalized.

Use of Proceeds, page 69

10.    Please advise whether a portion of the net proceeds may be used to make cash payments to the continuing LLC owners of Foundation Technology Worldwide LLC pursuant to the Tax Receivable Agreement. To the extent you may use or may cause Foundation Technology Worldwide LLC to use the net proceeds for this purpose, please revise.

Response to Comment 10:

The Company advises the Staff that, as stated on page 125 of the Draft Registration Statement and page 156 of the Amended Draft Registration Statement, the Company intends to cause Foundation Technology Worldwide LLC to make distributions to the Company in an amount at least sufficient to allow the Company to pay its taxes and make payments under the Tax Receivable Agreement. As a result, the Company does not anticipate using proceeds from this offering to make payments under the Tax Receivable Agreement.

Despite the Company’s inability to provide a range of expected future payments under the Tax Receivable Agreement, the Company has provided an estimate of the potential aggregate payments to be made under the Tax Receivable Agreement using reasonable assumptions based on information currently available to facilitate investor understanding of the potential magnitude of future payments the Company may be required to make under this agreement. The Company

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directs the Staff to the following paragraph that appears on pages 61-62 of the Amended Draft Registration Statement:

The payment obligations under the tax receivable agreement are obligations of Greenseer Holdings Corp., and we expect that the payments we will be required to make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the tax attributes described above would aggregate to approximately $             over years from the date of this offering based on an initial public offering price of $             per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus, and assuming all future sales of LLC Units in exchange for our Class A common stock would occur on the date of this offering at such price. In this scenario, we estimate that we would be required to pay the TRA Beneficiaries     % of such amount, or $             , over the             -year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be determined in part by reference to the market value of our Class A common stock at the time of the sale and the prevailing tax rates applicable to us over the life of the tax receivable agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.” Payments under the tax receivable agreement are not conditioned on the TRA Beneficiaries’ ownership of our shares after this offering.

Non-GAAP Financial Measures, page 82

11.    We note your adjustment for purchase accounting adjustments to deferred revenue and costs in your adjusted revenue and adjusted EBITDA measures. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include these adjustments are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of our Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response to Comment 11:

The Company’s historical purchase accounting adjustment write-down to adjust deferred revenue to fair value has a significant impact on the Company’s net revenue, and therefore also significantly impacts the Company’s “earnings” before interest, taxes, depreciation, and amortization (“EBITDA”), primarily as a result of the Sponsor Acquisition. Given the significant impact the Sponsor Acquisition had on the Company’s net revenue in the periods presented and the unlikelihood of an impact of similar magnitude occurring in the future, the Company believes

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the presentation of adjusted net revenue and adjusted EBITDA is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that impact the Company’s net revenue and that the Company does not expect to continue at the same level in the future. As the Company recognizes revenue on contract renewals in future periods, these amounts will be recognized at full value without the impact of such purchase accounting adjustments on net revenue resulting from the Sponsor Acquisition. The Company believes that adjusting revenue to exclude the impact of purchase accounting on revenue generated contracts entered into in prior periods facilitates period-to-period comparisons and is important to the Company and investors in assessing its overall operating performance. Without adjusting to exclude the impact of purchase accounting on net revenue generated by contracts entered into in prior periods, the Company’s future net revenue and adjusted EBITDA growth rates could appear overstated.

The Company further advises the Staff that these historical purchase accounting adjustments also have a significant impact on the Company’s cost of sales and operating expenses, and therefore also significantly impact the Company’s EBITDA. Given the significant impact the Sponsor Acquisition had on the Company’s cost of sales and operating expenses in the periods presented and the unlikelihood of an impact of similar magnitude occurring in the future, the Company believes that adjusting cost of sales and operating expenses to exclude the impact of these purchase accounting adjustments facilitates period-to-period comparisons and is important to the Company and investors in assessing its overall operating performance. Without adjusting to exclude the impact of purchase accounting on the Company’s cost of sales and operating expenses in prior periods, the Company’s future adjusted EBITDA growth rates could appear overstated.

12.    On page 94, you also disclose that you exclude amounts for “performance benefits or losses realized in connection with changes in accounting estimates” from your adjusted net revenue. Please further explain what this adjustment consists of and why you believe this adjustment provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment 12:

The Company advises the Staff that “performance benefits or losses realized in connection with changes in accounting estimates” is not a component of the adjustments used to calculate adjusted net revenue, and the Company has revised pages 100-101 of the Amended Draft Registration Statement to remove the reference thereto.

13.    We note your adjustments for cash in lieu of equity awards in your measure of adjusted EBITDA, which have occurred in multiple periods due to multiple acquisitions. We also note you include an adjustment for equity based compensation in your reconciliation. Please revise to clarify that you do not have a “comparable program.” Also, given that this adjustment is reflected in multiple periods, please tell us what you considered when concluding these were not

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normal reoccurring cash operating expenses. Refer to Question 100.01 of our Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment 13:

The Company advises the Staff that the adjustment for cash in lieu of equity awards reflects the granting of a limited number of cash-based-awards with multi-year continued service vesting requirements to certain employees in connection with the Sponsor Acquisition in 2017 and the Company’s acquisition of Skyhigh Networks in 2018, in each case granted as rollover compensation to certain former employees of the Predecessor Business and of Skyhigh Networks, respectively. The Company does not have a comparable program to award cash in lieu of equity awards for its employees. The Company further advises the Staff that this adjustment is made in multiple periods due to the time-based vesting of the awards, which is recognized as an expense throughout such vesting periods. Because these awards are cash-based and not equity-based, the Company does not believe it is appropriate to include these grants in the adjustment for equity-based compensation. Furthermore, because these awards reflect one-time grants issued in connection with two discrete transactions, and because the Company has not made similar grants in connection with any of the Company’s corporate acquisitions following the Skyhigh transaction, the Company does not believe the awards reflect normal recurring cash operating expenses of the Company, and therefore believes the exclusion of these expenses from the calculation of adjusted EBITDA is consistent with the guidance set forth in Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations. In response to the Staff’s comment, the Company has revised the footnote disclosure regarding this adjustment on page 103 of the Amended Draft Registration Statement to clarify that these awards were one-time grants made to certain continuing employees in connection with the Sponsor Acquisition and Skyhigh transaction, rather than in connection with any Company cash-based compensation plan or program in existence at the time of such transactions.

14.    Please tell us the basis for including in your adjusted EBITDA measure the adjustments related to expenses allocated by Intel in excess of your stand-alone costs and transformation initiatives. Tell us how these adjustments were derived. If they are estimates and/or forecasts, they appear to be inconsistent with Question 100.04 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response to Comment 14:

The Company advises the Staff that the adjustment for “transformation initiatives” reflects only historical expenses and not estimated or forecasted amounts. A significant portion of the expenses reflected in the adjustment relates to third-party expenses incurred in connection with certain one-time strategic initiatives, including, among others, a corporate sales transformation initiative and a consumer retention initiative initiated following the Sponsor Acquisition. This adjustment also reflects certain expenses incurred in connection with a transition from utilizing multiple data centers to a single, lower-cost site. The adjustment further reflects certain savings realized from headcount reductions made in connection with the McAfee Acceleration Program

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based on employment expenses and benefits eliminated with respect to any terminated employees, as well as certain other expenses eliminated as a result of moving certain employee positions to lower cost geographies. Because the adjustment for “transformation initiatives” reflects a reduction for measurable historical expenses either incurred or eliminated in connection with these initiatives, rather than estimates or forecasts, the Company does not believe the inclusion of this adjustment in its calculation of adjusted EBITDA is inconsistent with the guidance set forth in Question 100.04 of the Commission’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company advises the Staff that the adjustment for “excess allocations and carve out adjustments” reflects the Company’s estimate of the amount that certain expenses allocated to the Predecessor Business financial statements by Intel during the Predecessor Period exceeded the expenses that the Company would have been expected to incur had it operated as a standalone business during such period. In calculating such adjustment, the Company performed a analysis based on changes in its expense run rate following the Sponsor Acquisition to estimate what the expenses allocated to the Predecessor Business by Intel would have been during to the Predecessor Period had the Company existed as a separate business rather than a single business unit of a larger organization that was subject to certain shared expenses and duplicative costs reflected in such expense allocations to the Predecessor Business. Accordingly, while this adjustment reflects certain management estimates, the Company respectfully notes that the adjustment only impacts the calculation of adjusted EBITDA for periods prior to the Sponsor Acquisition. The Company further notes that, if an adjustment for these excess expense allocations was not made for these periods, the Company’s growth rates for periods following the Sponsor Acquisition could appear overstated. For example, absent the adjustment for “excess allocations and carve-out adjustments” during the period from January 1 to April 3, 2017, the Company’s adjusted EBITDA would have increased approximately 25% from the combined year 2017 to fiscal 2018, which is significantly greater than the 12% year-over-year increase reflected in the Company’s current presentation of adjusted EBITDA. As a result, the Company believes that adjusting to exclude management’s estimate of excess expense allocations to the Predecessor Business during periods prior to the Sponsor Acquisition improves the comparability between the Predecessor Period and the Successor Period, as well as future periods, and is critical to investors’ ability to assess the Company’s overall operating performance as a standalone business following the Sponsor Acquisition.

15.    Please provide additional disclosure about why you believe presentation of a free cash flow margin is useful to investors. In this regard, we note that you disclose that this and your measure of free cash flow is a liquidity measure that provides useful information about the amount of cash generated that can be used for a variety of disclosed purposes. However, please explain to us the appropriateness of using adjusted net revenue as a denominator that results in a liquidity measure. Please explain the basis for including the impact of the adjustments for the purchased deferred revenue within this measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Draft Registration Statement to remove references to free cash flow margin.

Securities and Exchange Commission	- 10 -	August 17, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

16.    Your disclosure indicates that the number of Core Enterprise Customers has decreased since December 30, 2017 while the number of Consumer Customers has increased during that time period. It also appears that your revenue from the Consumer segment increased at a greater rate than the Enterprise segment in 2018 and the first quarter of 2019. Please revise your disclosure to explain whether management anticipates these trends to continue in future periods. We refer you to Section III.B of SEC Release No. 33-8350. Finally, clarify whether the 75%, 69% and 63% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, are enterprise customers and, specifically, Core Enterprise Customers.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Draft Registration Statement to update the definition of the Company’s Core Enterprise Customers, which the Company currently defines as any customer with an annualized contract value greater than $100,000, excluding end of life customers, that has an active entitlement at any point during the last quarter of the period. The Company believes this revised metric better reflects the customers that have the most significant impact on the performance of the Company’s Enterprise business. The Company further advises the Staff that it has considered the guidance set forth in Section III.B of SEC Release No. 33-8350, and has added disclosure on page 110 of the Amended Draft Registration Statement to describe recent and expected trends in net revenue growth in the Company’s Consumer and Enterprise segments. The Company also has added disclosure to pages 112-113 of the Amended Draft Registration Statement to provide information regarding additional key performance metrics for both our Consumer and Enterprise businesses to assist investors in better understanding the performance of these two segments. The Company further supplementally advises the Staff that all customers included in the Fortune 100, Fortune 500 and Global 2000 cohorts are Enterprise customers. As of June 27, 2020, a significant majority of such customers were Core Enterprise Customers.

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Key Operating Metrics, page 90

17.    On page 89, you describe the recurring revenue percentage as calculated using an adjusted net revenue amount. Please confirm if your recurring revenue percentage disclosed as a key metric on page 91 is the same metric as that discussed on page 89. If so, describe how adjusted net revenue is calculated and provide a reconciliation to your GAAP revenues, if different.

Response to Comment 17:

The Company advises the Staff that it has revised the Amended Draft Registration to remove references to total Company recurring revenue percentage. The Company has further revised the Amended Draft Registration Statement on page 111 to present the recurring revenue percentage for the Company’s Consumer and Enterprise segments separately, and has included a definition clarifying that recurring revenue percentage for each of the segments is calculated based on net revenue rather than adjusted net revenue.

18.    On page 110 and 113, you discuss that increased trial to pay conversion contributed to increased revenues. Considering your disclosure on page 91 that the number of consumer customers is a key metric, please tell us whether you monitor or use the trial to pay conversion rate to manage your business and evaluate your results of operations. If so, please revise to disclose such metric for each reported period. Refer to Section I.B of SEC Release No. 33-8350.

Response to Comment 18:

The Company advises the Staff that it does not generally monitor its activation-to-pay ratio to manage its business and evaluate its results of operations, and has revised the Amended Draft Registration Statement to remove reference to the increase in the activation-to-pay ratio for the Company’s anti-malware product from the first quarter of the combined year 2017 to the first quarter of fiscal 2019. Because the Company does not monitor this metric on an ongoing basis for use in the evaluation of its results of operations, the Company does not consider it a key metric, and does not believe quantifying this ratio for each reported period would provide investors with meaningful additional insight into the Company’s operations or performance. However, the Company has further revised the disclosure on pages 112-113 of the Amended Draft Registration Statement to provide additional detail regarding the number of the Core Direct to Consumer Customers in the Consumer business, which reflects the number of customers that have a direct billing relationship and subscription for at least one Company product.

19.    Please tell us why you include devices that have free trials and pre-installs of any McAfee security consumer product in your metric of Consumer Actively Protected Devices. In this regard, devices that are protected on a free or trial basis would not appear to contribute to your revenues and may never become customers. Also, disclose the number of free and trial basis devices included in this metric.

Response to Comment 19:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 112-113 the Amended Draft Registration Statement to remove reference to the number of Consumer Actively Protected Devices as a key operating metric for each of the periods presented.

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Results of Operations, page 99

20.    We note that in order to assist in the period to period comparison, you have combined your predecessor and successor periods in fiscal year 2017 as a sum of the amounts without any other adjustments, refer to the combined period as the combined year 2017 and that this combination does not comply with GAAP or with the rules for pro forma presentation. We further note that you have not included a separate discussion and analysis of the historical results of the predecessor period from January 1. 2017 to April 3, 2017 and the successor period from April 4, 2017 to December 30, 2017, which are presented elsewhere in your filing. As the acquisition appears to have materially impacted your financial statements, please tell us how you concluded that this presentation provides meaningful information to investors as compared to providing a discussion based on pro forma information that would have been provided had you been a public filer at the time of the acquisition.

Response to Comment 20:

The Company respectfully acknowledges the Staff’s comment. The Company believes that the presentation of arithmetically combined operating results for 2017 is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented, and also believes that such presentation is consistent with other recent initial public offerings that have presented operating results for historical periods as the arithmetic sum of the relevant predecessor and successor periods. See, e.g., Tectonic Financial, Inc. (Form S-1 effective May 10, 2019, File No. 333-230949), Solarwinds Corp (Form S-1 effective October 18, 2018, File No. 333-227479), New Remy Corp (Form S-1 effective December 1, 2014, File No. 333-199291), EP Energy Corp (Form S-1 effective January 16, 2014, File No. 333-190979) and CommScope Holding Company, Inc. (Form S-1 effective October 24, 2013, File No. 333-190354). The Company advises the Staff that it believes that combining the Predecessor Period and the Successor Period and presenting them together as fiscal 2017 provides a more useful and relevant comparison of the Company’s results of operations from fiscal 2017 to fiscal 2018. The Sponsor Acquisition is the sole reason for the separate presentation of the Predecessor Period and the Successor Period in the Company’s consolidated financial statements. The Sponsor Acquisition effected a change in ownership and capital structure of the Company, but did not result in any change to the size or nature of its business operations or management team. As such, the combined Predecessor Period and Successor Period for the fiscal year ended December 30, 2017 corresponds most closely to fiscal 2018 from an operational standpoint. Further, the Company concluded that a separate analysis of the Predecessor Period and Successor Period would not provide additional useful or relevant information to investors about the results of operations during the fiscal year ended December 30, 2017.

The Company considered presenting pro forma financial information for the Predecessor Period and Successor Period in a format consistent with Article 11 of Regulation S-X in lieu of the combined presentation of the fiscal year ended December 30, 2017, but given the nature of the Sponsor Acquisition, as discussed above, the Company concluded that such additional presentation is not required and would not provide investors with meaningful additional comparative analysis of the periods. Because the combined presentation is simply the arithmetic sum of the results of operations from the Predecessor Period and Successor Period, both of which are already separately presented, the Company believes that its method of calculation of the

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combined results is beneficial for investors since it provides a more straightforward presentation, is easy for potential investors to understand, and does not require management to make significant judgments or estimates. In reaching these conclusions, the Company took into account the fact that it has separately identified in the consolidated statements of operations data presented in this section of the prospectus, and included specific comparative analysis with respect to, the two significant items resulting from the Sponsor Acquisition that impacted income (loss) from operations: purchase accounting adjustments to deferred revenue and costs and acquisition related expenses.

Comparison of the Combined Year 2017 and Fiscal 2018, page 105

21.    Considering your emphasis on obtaining new customers and expanding sales to existing customers, please revise your disclosure, both here and on page 110, to provide an indication of the magnitude of each of these on your revenue growth in quantified terms, if reasonably practicable. For example, disclose the increase in revenue attributable to new versus existing customers, the average price per customer or the percentage growth in each. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 21:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it is not reasonably practicable to accurately quantify the portion of the increase in net revenue attributable to drivers such as new versus existing customers, the average price per customer, or the percentage growth in each. The Company does not separately track these drivers on a revenue basis, and there is significant overlap between these drivers, such that quantifying revenue derived solely from changes in customer mix and revenue derived solely from changes in average prices is not possible. In order to provide the type of narrative context required by Item 303(a)(3)(iii) of Regulation S-K, the Company has revised the disclosure on page 121 of the Amended Draft Registration Statement to provide a qualitative indication of which drivers had the most significant impact on the Company’s net revenue for the periods presented. However, the Company has not quantified the specific impact on revenue attributable to each of the drivers and does not believe it would be practical to do so with reasonable certainty.

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Liquidity and Capital Resources, page 118

22.    Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Revise to disclose the reasonably likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments. Refer to Sections III.B.3 and IV of SEC Release No. 33-8350.

Response to Comment 22:

The Company respectfully advises the Staff that, as disclosed on pages 52-53 of the Draft Registration Statement and pages 61-63 of the Amended Draft Registration Statement, it is not able to quantify the likely tax benefits to be realized by it and paid to the TRA Beneficiaries under the Tax Receivable Agreement and, therefore, is unable to provide a range of the future payments referenced. The amount and timing of future tax benefits the Company realizes as a result of future exchanges of LLC Units by the TRA Beneficiaries, and the resulting amounts the Company will be required to pay to TRA Beneficiaries pursuant to the Tax Receivable Agreement, will vary based on, among other things, (i) the amount and timing of future exchanges of LLC Units by the Continuing LLC Owners, and the extent to which such exchanges are taxable, (ii) the price per share of the Company’s Class A common stock at the time of the exchanges, (iii) the amount and timing of future Company income against which to offset the tax benefits, and (iv) the tax rates then in effect. However, in order to provide clarity to investors, the Company has included disclosure on pages 61-63 of the Amended Draft Registration Statement to provide to investors illustrative examples of amounts that may be due as payments under the Tax Receivable Agreement. The Company has also revised the disclosure on page 147 of the Amended Draft Registration Statement to include a summary of the expected impact of the Tax Receivable Agreement on the Company’s liquidity has included a footnote to the contractual obligations table on page 150 referencing such obligations.

Sources of Liquidity, page 118

23.    Please revise to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Refer to Item 303(a)(1) of Regulation SK. Please also tell us what consideration you gave to disclosing the information required by Rule 4-08(e) of Regulation S-X.

Response to Comment 23:

The Company has revised page 145 of the Amended Draft Registration Statement to address the fact that it is a holding company with no operations of its own, and that it depends on its subsidiaries for cash. The Company has disclosed restrictions or other factors that could inhibit its subsidiaries’ ability to pay dividends or make other distributions to the parent company. The Company has also disclosed that it currently does not anticipate that such restrictions will impact its ability to meet its cash obligations. The Company also respectfully advises the Staff that it has considered and, where it has deemed appropriate, included disclosures about the restrictions on our subsidiaries, including Foundation Technology Worldwide LLC, to pay distributions or make other payments, including to the Company, in the Amended Draft Registration Statement.

Securities and Exchange Commission	- 15 -	August 17, 2020

Consolidated Statements of Cash Flows, page 120

24.    Please revise your discussion of the changes in working capital to discuss the underlying reasons for the changes during the reported periods. For example, we note in 2017 that your revenue does not appear materially changed; however, your deferred revenue was the driver for the increase in cash flows. In 2018 your revenue did increase but your accounts receivable declined. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Response to Comment 24:

The Company has revised the disclosure on pages 148-150 of the Amended Draft Registration Statement to provide the requested disclosure.

Contractual Obligations and Commitments, page 122

25.    Please revise the notes to the table to disclose that the payments you may be required to make under the Tax Receivable Agreement may be significant, and are not reflected in the table. See Section III.D of SEC Release No. 33-8182.

Response to Comment 25:

The Company has revised page 150 of the Amended Draft Registration Statement to disclose that the payments it may be required to make under the Tax Receivable Agreement may be significant and are not reflected in the contractual obligations tables.

Executive Compensation

Employment Arrangements, page 170

26.    You discuss employment agreements, offer letters and other employment arrangements you have with your named executive officers. Please tell us whether you intend to file these agreements or advise why this is not required to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

Response to Comment 26:

The Company acknowledges the Staff’s comment and will file copies of any employment agreements, offer letters, and other employment arrangements with the Company’s named executive officers in a subsequent amendment to the Amended Draft Registration Statement.

Related Party Transactions

Stockholders Agreement, page 186

27.    Please summarize the material terms of the Stockholders Agreement, including board representation rights, governance rights and other rights of each party under the agreement.

Response to Comment 27:

The Company respectfully acknowledges the Staff’s comment and will provide a summary of the material terms of the Stockholders Agreement in a subsequent amendment to the Amended Draft Registration Statement, once the terms of the Stockholders Agreement have been fully determined.

Securities and Exchange Commission	- 16 -	August 17, 2020

Description of Capital Stock, page 195

28.    You state that Class B common stock is entitled to one vote per share on all matters and that the voting power of the outstanding Class B common stock will be equal to the percentage of LLC units not held directly or indirectly by Greenseer Holdings Corp. Please clarify whether the voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced or increased as the number of LLC Units held by such holder of Class B common stock decreases or increases. Also, disclose the circumstances in which holders of Class A common stock would be entitled to a separate class vote.

Response to Comment 28:

The voting power afforded to holders of LLC Units by their shares of Class B common stock will automatically and correspondingly be reduced as the number of LLC Units held by such holder of Class B common stock is reduced. An LLC Unit is only exchangeable into a share of Class A common stock by tendering the corresponding share of Class B common stock as well. Thus, when a holder of LLC Units elects to exchange an LLC Unit into a share of Class A common stock, such holder’s Class B common stock holdings will be correspondingly reduced as well. The Company has revised the disclosure on page 225 of the Amended Draft Registration Statement to clarify this and to disclose the circumstances in which holders of Class A common stock would be entitled to a separate class vote.

Notes to the Combined (Predecessor) / Consolidated (Successor) Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition, page F-10

29.    You state that certain of your perpetual software licenses, and the corresponding material right performance obligation, are recognized over the term of the technology constrained customer life. Please tell us your basis for recognizing revenue for the license in periods past the initial contractual term for the maintenance and support. In addition, please clarify the period of time over which you are recognizing revenue for your material right. If this period begins prior to the time the additional maintenance and support is transferred or when the material right expires, tell us why you believe this is appropriate. Refer to ASC 606-10-55-42.

Response to Comment 29:

The Company advises the Staff that it recognizes the revenue from the license over the term of the initial contract period. The revenue for the material right is recognized over time beginning at the end of the initial contractual term over the remainder of the technology constrained customer life, consistent with ASC 606-10-55-42. The Company has revised the disclosure on pages F-9-F-11 of the Amended Draft Registration Statement to clarify the basis for recognizing revenue for certain licenses in periods past the initial contractual term for the maintenance and support services.

Securities and Exchange Commission	- 17 -	August 17, 2020

Consideration Payable to a Customer, page F-12

30.    We note your disclosure on page 95 that certain payments made to channel partners are recognized as cost of sales or marketing expenses. Please revise to quantify these amounts in each period presented or state that amounts are not material, as applicable.

Response to Comment 30:

The Company has revised the disclosure on page F-11 of the Amended Draft Registration Statement to quantify payments made to channel partners during the periods presented.

Contract Costs, page F-12

31.    We note your disclosure that the revenue share under programs with certain of your distributors is capitalized. Please further explain these payments and your basis for capitalizing payments made to customers.

Response to Comment 31:

The Company advises the Staff that it regularly compensates its channel partners with payments for revenue share based on a percentage of the revenue that the Company receives from an end user upon conversion from a trial to a paid subscription, or upon renewal of a paid subscription. The revenue sharing percentages can vary, between both the type of transaction (i.e., initial conversion versus renewal) and by customer, but represent only a portion of the revenue received from the end user and are therefore recoverable. The Company further advises the Staff that, as disclosed on page F-11 of the Amended Draft Registration Statement, to the extent that these partners are also customers, the amortization of these amounts are first recorded as reductions to revenue up to the amount of cumulative revenue recognized from the contract with the partner during the period of measurement with any remaining amounts amortized to cost of sales.

Revenue share payments are directly related to and incremental costs of end user revenue transactions and thus accounted for under ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers.

Securities and Exchange Commission	- 18 -	August 17, 2020

General

32.    We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment 32:

The Company acknowledges the Staff’s comment and advises the Staff that, once available, it will provide the Staff with copies of any graphical materials or artwork that it intends to include in the prospectus in a subsequent filing or supplementally.

*        *         *

Securities and Exchange Commission	- 19 -	August 17, 2020

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Peter Leav (Greenseer Holdings Corp.)
Ashish Agarwal (Greenseer Holdings Corp.)
Katharine Martin (Wilson Sonsini Goodrich & Rosati, P.C.)
Andrew Hill (Wilson Sonsini Goodrich & Rosati, P.C.)